SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1 (b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

New Oriental Education & Technology Group Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G6470A 10 8

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Peak Idea International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER Peak Idea International Limited, as the direct record holder of 3,947,176 common shares, may be deemed to have sole voting power with respect to these shares.
6 SHARED VOTING POWER See item 5.
7 SOLE DISPOSITIVE POWER Peak Idea International Limited, as the direct record holder of 3,947,176 common shares, may be deemed to have sole dispositive power with respect to these shares.
8 SHARED DISPOSITIVE POWER See item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,947,176 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Xiaoping Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

3,947,176 common shares. Peak Idea International Limited, a company solely owned and controlled by Mr. Xu, may also be deemed to have sole voting power with respect to the above shares.

6 SHARED VOTING POWER See item 5.

  7    SOLE DISPOSITIVE POWER

3,947,176 common shares. Peak Idea International Limited, a company solely owned and controlled by Mr. Xu, may also be deemed to have sole dispositive power with respect to the above shares.

8 SHARED DISPOSITIVE POWER See item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,947,176 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6%
12	TYPE OF REPORTING PERSON IN

ITEM 1	(a).	NAME OF ISSUER:

New Oriental Education & Technology Group Inc.

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Peak Idea International Limited Xiaoping Xu

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Peak Idea International Limited

c/o Xiaoping Xu

No. 6 Hai Dian Zhong Street,

Haidian District, Beijing 100080,

People’s Republic of China

Xiaoping Xu

No. 6 Hai Dian Zhong Street,

Haidian District, Beijing 100080,

People’s Republic of China

ITEM 2	(c)	CITIZENSHIP:

Peak Idea International Limited – British Virgin Islands Xiaoping Xu – People’s Republic of China

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Shares

ITEM 2	(e).	CUSIP NUMBER:

G6470A 10 8

ITEM 3.		Not Applicable

ITEM 4.		OWNERSHIP:

The following information with respect to the ownership of the Common Shares of the issuer by the Reporting Person is provided as of December 31, 2007:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Peak Idea International Limited	3,947,176	2.6%	3,947,176	0	3,947,176	0
Xiaoping Xu	3,947,176	2.6%	3,947,176	0	3,947,176	0

As of December 31, 2007, Peak Idea International Limited, a British Virgin Islands company, was the record owner of 3,947,176 common shares of New Oriental Education & Technology Group Inc. Xiaoping Xu is the sole owner and director of Peak Idea International Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Xiaoping Xu may be deemed to beneficially own all of the shares held by Peak Idea International Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

☑

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2008

Peak Idea International Limited	By:	/s/ Xiaoping Xu
	Name:	Xiaoping Xu
	Title:	Director

Xiaoping Xu	/s/ Xiaoping Xu
Xiaoping Xu

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement